THIS DOCUMENT IS A COPY OF THE FORM 11-K FILED ON JUNE 30, 1994 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.







                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549









                                   Form 11-K









                    ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934









(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended       December 31, 1993

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]
For the transition period from    to
Commission file number





                           SIGNET BANKING CORPORATION
                             EMPLOYEE SAVINGS PLAN


                           SIGNET BANKING CORPORATION
                             7 North Eighth Street
                                 P.O. Box 25970
                           Richmond, Virginia  23260

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               SIGNET BANKING CORPORATION
                               EMPLOYEE SAVINGS PLAN


Date:  June 29, 1994           By:     /s/ Robert L. Bryant
                                       Robert L. Bryant
                                       Administrative Committee

                              Financial Statements
                           and Supplemental Schedules



                           Signet Banking Corporation
                             Employee Savings Plan



                     Years ended December 31, 1993 and 1992
                      with Report of Independent Auditors

                Signet Banking Corporation Employee Savings Plan



                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1993 and 1992






                                    Contents



Report of Independent Auditors ..........................................   1

Financial Statements

Statements of Net Assets Available for Plan Benefits ....................   2
Statements of Changes in Net Assets Available for Plan Benefits .........   6
Notes to Financial Statements ...........................................   7


Supplemental Schedules

Investments .............................................................  20
Transactions or Series of Transactions in Excess
 of 5% of the Fair Value of Plan Assets .................................  23

                         Report of Independent Auditors



Administrative Committee of Signet Banking Corporation
  Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Signet Banking Corporation Employee Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of investments as of December 31, 1993 and transactions or series of transactions in excess of 5% of the fair value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                                 /s/Ernst & Young

April 28, 1994

                Signet Banking Corporation Employee Savings Plan

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1993


                                                Fixed
                                               Income             Equity
                                                Fund               Fund
Assets
Investments:
  Marketable securities:
    Common stocks                                               $27,867,600
    Signet Banking Corporation
      Common Stock
    Signet Trust Company
      Stable Value Fund                       13,383,960
    Signet Select Money Market Fund           13,657,190          1,642,028
                                              27,041,150         29,509,628

Contributions receivable:
  Employee                                        73,903             96,976
  Employer                                        29,286             28,896
Loans receivable                               2,096,704          1,832,198
Accrued income receivable                         71,172             65,583
Cash                                             114,193            112,050
                                              29,426,408         31,645,331


Liabilities
Due (from) to other funds                       (590,761)          (699,871)
Net assets available for plan benefits       $30,017,169        $32,345,202

   Company                              Money
    Stock             Paysop            Market
     Fund              Fund              Fund               Total
                                                        $ 27,867,600
$ 61,794,952       $ 2,404,665                            64,199,617
                                                          13,383,960
                                     $ 8,565,855          23,865,073
  61,794,952         2,404,665         8,565,855         129,316,250


     134,230                              33,968             339,077
      42,391                              13,899             114,472
   1,373,135                             268,528           5,570,565
       1,250               400             1,842             140,247
   1,056,259             3,708            52,110           1,338,320
  64,402,217         2,408,773         8,936,202         136,818,931


   1,880,449                            (589,817)
$ 62,521,768       $ 2,408,773       $ 9,526,019        $136,818,931


See accompanying notes.

                Signet Banking Corporation Employee Savings Plan

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1992


                                                Fixed
                                               Income             Equity
                                                Fund               Fund
Assets
Investments:
  Marketable securities:
    Common stocks                                               $25,333,625
  Signet Banking Corporation
    Common Stock
  Signet Trust Company
    Stable Value Fund                        $11,588,093
  Signet Select Money Market Fund             13,099,457          2,646,626
  Money market fund
                                              24,687,550         27,980,251


Contributions receivable:
  Employee                                                              125
  Employer                                        (1,058)            (1,414)
Loans receivable                               2,010,456          1,699,084
Accrued income receivable                         64,740             55,595
Cash                                             247,976            209,207
                                              27,009,664         29,942,848


Liabilities
Payable to broker
Due (from) to other funds                        (21,402)          (303,341)
                                                 (21,402)          (303,341)
Net assets available for plan benefits       $27,031,066        $30,246,189

   Company                              Money
    Stock             Paysop            Market
     Fund              Fund              Fund               Total
                                                         $25,333,625
$ 36,154,440       $ 1,586,430                            37,740,870
                                                          11,588,093
                                     $ 8,423,495          24,169,578
     209,848             4,427                               214,275
  36,364,288         1,590,857         8,423,495          99,046,441


      63,702                                                  63,827
      24,161                                (701)             20,988
     825,499                             189,974           4,725,013
         474                22                               120,831
      81,922                             100,508             639,613
  37,360,046         1,590,879         8,713,276         104,616,713


     209,827                                                 209,827
     203,437                             121,306
     413,264                             121,306             209,827
 $36,946,782       $ 1,590,879       $ 8,591,970        $104,406,886


See accompanying notes.

                Signet Banking Corporation Employee Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1993


                                                Fixed
                                               Income             Equity
                                                Fund               Fund
Additions:
Contributions:
  Employees                                  $ 2,189,992        $ 2,685,541
  Employer                                       935,285          1,114,823
  Rollovers                                       83,298            321,694
Investment income:
  Interest on Signet Trust Company
    Stable Value Fund                            799,429
  Dividends on Signet Banking
    Corporation Common Stock
  Interest on Signet Select
    Money Market Fund                            390,898             56,972
  Other interest and dividends                     1,966            767,315
Loan interest                                    104,094            113,310
Gain on sale of marketable securities-net                         1,807,024
                                               4,504,962          6,866,679

Deductions:
Benefits paid to participants                  1,576,702          1,281,875

Unrealized appreciation (depreciation)
  in aggregate fair value of marketable
  securities                                                     (1,960,215)
Transfers between funds                           57,843         (1,525,576)
Net additions                                  2,986,103          2,099,013
Net assets available for plan benefits
  at beginning of year                        27,031,066         30,246,189
Net assets available for plan benefits
  at end of year                             $30,017,169        $32,345,202

   Company                              Money
    Stock             Paysop            Market
     Fund              Fund              Fund               Total


$ 2,803,434                          $  973,358         $  8,652,325
  1,187,275                             427,072            3,664,455
    260,869                             103,127              768,988


                                                             799,429

  1,334,592        $   55,758                              1,390,350

                                        249,714              697,584
     17,465             1,216               618              788,580
    115,840                              35,941              369,185
    759,712            19,871                              2,586,607
  6,479,187            76,845         1,789,830           19,717,503


  2,216,625            93,685           572,165            5,741,052


 19,561,075           834,734                             18,435,594
  1,751,349                            (283,616)
 25,574,986           817,894           934,049           32,412,045

 36,946,782         1,590,879         8,591,970          104,406,886

$62,521,768        $2,408,773        $9,526,019          $136,818,931


See accompanying notes.

                Signet Banking Corporation Employee Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1992


                                                Fixed
                                               Income             Equity
                                                Fund               Fund
Additions:
Contributions:
  Employees                                  $ 1,969,655        $ 2,232,277
  Employer                                       841,901            933,737
  Rollovers                                      124,221            111,351
Investment income:
  Interest on Signet Trust Company
    Stable Value Fund                            762,278
  Dividends on Signet Banking
    Corporation Common Stock
  Interest on Signet Investment
    Money Market Fund                            249,853             62,092
  Interest on Signet Select Money Market Fund    179,207             35,292
  Other interest and dividends                     1,445            657,706
Loan interest                                    121,285            123,974
Gain on sale of marketable securities-net                         2,131,818
                                               4,249,845          6,288,247


Deductions:
Benefits paid to participants                  3,186,292          1,886,708
Other

                                               3,186,292          1,886,708

Unrealized appreciation (depreciation) in
  aggregate fair value of marketable
  securities                                                     (1,767,886)
Transfers between funds                          696,418          1,246,891
Net additions                                  1,759,971          3,880,544
Net assets available for plan benefits
  at beginning of year                        25,271,095         26,365,645
Net assets available for plan benefits
  at end of year                             $27,031,066        $30,246,189

   Company                              Money
    Stock             Paysop            Market
     Fund              Fund              Fund               Total


$ 1,576,604                          $  950,931         $  6,729,467
    683,303                             413,393            2,872,334
    107,021                              51,368              393,961


                                                             762,278

    735,960        $   32,820                                768,780

                                        158,762              470,707
                                        122,933              337,432
      8,406               136               491              668,184
     75,456                              41,539              362,254
  1,376,969            22,077                              3,530,864
  4,563,719            55,033         1,739,417           16,896,261


  2,014,175           109,846         1,708,712            8,905,733
                          475                                    475
  2,014,175           110,321         1,708,712            8,906,208

 16,754,975           780,376                             15,767,465
 (2,835,958)                            892,649
 16,468,561           725,088           923,354           23,757,518

 20,478,221           865,791         7,668,616           80,649,368

$36,946,782        $1,590,879        $8,591,970         $104,406,886


See accompanying notes.

                Signet Banking Corporation Employee Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1991


                                                Fixed
                                               Income             Equity
                                                Fund               Fund
Additions:
Contributions:
  Employees                                  $ 1,965,057        $ 1,668,811
  Employer                                       837,784            715,205
  Rollovers                                       52,088             32,258
Investment income:
  Interest on Signet Trust Company
    Stable Value Fund                            810,067
  Dividends on Signet Banking
    Corporation Common Stock
  Interest on Signet Investment
    Money Market Fund                            688,179             81,365
  Other interest and dividends                     9,809            509,664
Loan interest                                    138,790            118,521
                                               4,501,774          3,125,824


Deductions:
Benefits paid to participants                  2,330,868          1,596,730
Loss on sale of marketable securities-net                           176,415
                                               2,330,868          1,773,145

Unrealized appreciation in aggregate fair
  value of marketable securities                                  5,832,649
Transfers between funds                         (155,899)           377,980
Net additions                                  2,015,007          7,563,308
Net assets available for plan benefits
  at beginning of year                        23,256,088         18,802,337
Net assets available for plan benefits
  at end of year                             $25,271,095        $26,365,645

   Company                              Money
    Stock             Paysop            Market
     Fund              Fund              Fund               Total


$ 1,339,953                          $1,013,338         $ 5,987,159
    594,637                             427,154           2,574,780
     10,036                              14,011             108,393


                                                            810,067

    786,835        $ 37,420                                 824,255

                                        406,819           1,176,363
     13,495           1,017               1,507             535,492
     61,229                              52,652             371,192
  2,806,185          38,437           1,915,481          12,387,701


    796,828          54,912             951,542           5,730,880
     90,231           7,653                                 274,299
    887,059          62,565             951,542           6,005,179


 10,639,144         482,329                              16,954,122
   (249,406)                             27,325
 12,308,864         458,201             991,264          23,336,644

  8,169,357         407,590           6,677,352          57,312,724

$20,478,221        $865,791          $7,668,616         $80,649,368


See accompanying notes.

                Signet Banking Corporation Employee Savings Plan

                         Notes to Financial Statements

                               December 31, 1993



Note A--Significant Accounting Policies

The accounting records are maintained on the accrual basis.

Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

For certain investments that do not have an established fair value, fair values have been estimated based on yields currently available on comparable securities of issuers with similar credit ratings.

The gain or loss on sale of marketable securities is the difference between the proceeds received and the average cost of marketable securities sold.

Certain 1992 and 1991 amounts have been reclassified to conform to the 1993 presentation.

Note B--Description of the Plan

The Signet Banking Corporation Employee Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of Signet Banking Corporation and subsidiaries (the "Corporation") and provides for pension, disability, death and termination benefits. At December 31, 1993 and 1992 there were approximately 4,424 and 3,967 participants, respectively, in the Plan. All administrative costs of the Plan are absorbed by the Corporation. Signet Trust Company is the trustee of Plan assets.

The following are some of the more significant provisions of the Plan:

       Contributions - Participants may contribute to the Plan 1% to 15% of their compensation. Such contributions may be before-tax dollars, or a combination of before and after tax dollars. For every before-tax dollar saved up to 6% of the participant's compensation, the Corporation will
       match contributions 50 cents  on the dollar.   A participant's account
       attributable to the matching contribution will become 100% vested after a participant completes two years of service. In accordance with the Tax Reform Act of 1986, the amount a participant could defer on a before-tax basis during 1993 and 1992 was limited to $8,994 and $8,728, respectively.

                Signet Banking Corporation Employee Savings Plan

Note B--Description of the Plan (continued)

       Investment - Participants may elect to have their contributions invested in the Plan's Fixed Income Fund, Equity Fund, the Company Stock Fund or the Money Market Fund. The underlying assets of these funds and the Paysop Fund consists of the following:

          Fixed Income Fund - Monies held by this fund are invested to maximize current income through such investments as governmental or corporate obligations, or participations therein, and any other evidence of indebtedness or ownership on a fixed income basis.

          Equity Fund - Monies held by this fund are invested to provide a total return consisting of income and capital appreciation. Monies are invested in a wide range of common stocks or other equity securities.

          Company Stock Fund - Monies held by this fund are invested by the Trustee in shares of the Corporation's Common Stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

          Paysop Fund - Monies held by this fund are invested in shares of the Corporation's Common Stock. The PAYSOP provision of the Plan has been repealed in accordance with the Tax Reform Act of 1986.

          Money Market Fund - Monies held by this fund are invested in Signet Select Money Market Fund, a short-term money market fund which bears interest at market rates.

       Withdrawal - Paysop contributions may not be withdrawn prior to a participant's termination of employment. Employer matching contributions may be withdrawn by participants beginning two years after contribution. The Plan provides for certain exceptions to the withdrawal policy for hardship circumstances. Participants may withdraw their after-tax savings twice a year in any month.

                Signet Banking Corporation Employee Savings Plan

Note B--Description of the Plan (continued)

       Loans - Participants may elect to borrow against the value of their individual accounts for various purposes and maturities, with interest rates based on the Corporation's prime lending rate. Funds are disbursed and repayments credited based on each individual's account mix and investment options. In the event of default or termination, any unpaid loan balance is satisfied before account disbursement. Plan loans are limited to the lesser of $50,000 or one-half of the total vested amount in the participant's account excluding Paysop contributions (by participant). The extended repayment period available for plan loans is in accordance with the Tax Reform Act of 1986.

The Corporation has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be revalued, and the participant's account balances will be distributed to the participants of the Plan.

                Signet Banking Corporation Employee Savings Plan

Note C--Investments

The Plan's investments are held in a trust fund administered by Signet Trust Company. During 1993 and 1992, the Plan's investments (including investments bought and sold as well as held during the year) appreciated in fair value by $21,022,201 and $19,298,329, respectively, as follows:

                                      Net Appreciation
                                       in Fair Value       Fair Value at
                                        During Year         End of Year

Year Ended December 31, 1993

Fair Value as determined by
  quoted market value:
    Common stocks                       $21,022,201        $ 92,067,217

Fair Value estimated by the
  Administrative Committee:
    Common trust fund                                        13,383,960
    Signet Select Money Market Fund                          23,865,073
                                                             37,249,033
                                        $21,022,201        $129,316,250

Year Ended December 31, 1992

Fair Value as determined by
  quoted market value:
    Common stocks                       $19,298,329        $ 63,074,495

Fair Value estimated by the
  Administrative Committee:
    Common trust fund                                        11,588,093
    Signet Select Money Market Fund                          24,169,578
    Money market fund                                           214,275
                                                             35,971,946
                                        $19,298,329        $ 99,046,441

                Signet Banking Corporation Employee Savings Plan

Note C--Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                    December 31
                                               1993             1992
Signet Trust Company Stable Value Fund      $13,383,960     $11,588,093
Signet Banking Corporation Common Stock      64,199,617      37,740,870
Signet Select Money Market Fund              23,865,073      24,169,578

The net realized gain (loss) on disposition of investments was computed as follows:

                                   Amount                      Net Realized
                                  Realized          Cost        Gain (Loss)
Year Ended December 31, 1993
Other Investments:
  Equity Fund                    $18,238,140     $16,431,116     $1,807,024
Signet Banking Corporation
  Common Stock:
    Company Stock Fund             1,276,527         516,815        759,712
    Paysop Fund                       36,369          16,498         19,871
                                 $19,551,036     $16,964,429     $2,586,607

Year Ended December 31, 1992
Other Investments:
  Equity Fund                    $12,250,250     $10,118,432     $2,131,818
Signet Banking Corporation
  Common Stock:
    Company Stock Fund             3,759,324       2,382,356      1,376,968
    Paysop Fund                       76,753          54,675         22,078
                                 $16,086,327     $12,555,463     $3,530,864

Year Ended December 31, 1991
Other Investments:
  Equity Fund                    $11,744,661     $11,921,077     $ (176,416)
Signet Banking Corporation
  Common Stock:
    Company Stock Fund               374,825         465,055        (90,230)
    Paysop Fund                        9,110          16,763         (7,653)
                                 $12,128,596     $12,402,895     $ (274,299)

                Signet Banking Corporation Employee Savings Plan

Note C--Investments (continued)

The basis used to calculate realized gains on investments differs from the revalued cost basis required by the Department of Labor in the filing of the Plan's tax return under Form 5500. The realized gain amount under the revalued cost basis is the difference between the market value at the date of the distribution and the current value at the beginning of the plan year.

Plan investments are valued at approximate market value. The net unrealized appreciation (depreciation) of investments included in the plan equity is as follows:

                                     Balance at      Change        Balance at
                                     Beginning       for the         End of
                                      of Year          Year           Year
Year Ended December 31, 1993
  Equity Fund                      $ 6,128,399     $(1,960,215)    $ 4,168,184
  Company Stock Fund                19,014,152      19,561,075      38,575,227
  Paysop Fund                          697,759         834,734       1,532,493
                                   $25,840,310     $18,435,594     $44,275,904

Year Ended December 31, 1992
  Equity Fund                      $ 7,896,285     $(1,767,886)    $ 6,128,399
  Company Stock Fund                 2,259,177      16,754,975      19,014,152
  Paysop Fund                          (82,617)        780,376         697,759
                                   $10,072,845     $15,767,465     $25,840,310

Year Ended December 31, 1991
  Equity Fund                      $ 2,063,636     $ 5,832,649     $ 7,896,285
  Company Stock Fund                (8,379,967)     10,639,144       2,259,177
  Paysop Fund                         (564,946)        482,329         (82,617)
                                   $(6,881,277)    $16,954,122     $10,072,845

                Signet Banking Corporation Employee Savings Plan

Note D--Participant Data

For valuation purposes, the Plan allocates the fair value of investments, contributions receivable, cash and accrued income receivable, net of amounts payable to broker, to participants' accounts.

The approximate number of participants in each fund was as follows:

                                          December 31
                                       1993          1992
       Fixed Income Fund              2,638         2,522
       Equity Fund                    2,514         2,322
       Company Stock Fund             2,868         2,096
       Paysop Fund                    2,496         2,620
       Money Market Fund              1,375         1,311

The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

Note E--Reconciliation to Form 5500

Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $800,596 and $865,801 at December 31, 1993 and 1992, respectively. The reconciliation of the benefits information for Form 5500 and generally accepted accounting principles (GAAP) reporting purposes is as follows:

                            Benefits paid       Benefits Payable
                          for the Year Ended        as of
                           December 31, 1993   December 31, 1993

As reported on Form 5500     $ 5,675,847         $ 800,596
Benefits accrual at
  December 31, 1993             (800,596)         (800,596)
Benefits accrual at
  December 31, 1992              865,801              -
GAAP basis                   $ 5,741,052         $    -

                Signet Banking Corporation Employee Savings Plan

Note F--Income Tax Status

The Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

Note G--Parties-In-Interest Transactions

During 1993 and 1992 the Plan earned $2,887,363 and $2,339,197, respectively, on investments with Signet Bank/Virginia, Signet Trust Company and Signet Banking Corporation, employer companies. The amount invested with Signet Trust Company was $37,249,033 at December 31, 1993 and $35,757,671 at December 31, 1992. The
Plan owned 1,847,471 shares of Signet Banking Corporation Common Stock with a fair value of $64,199,617 at December 31, 1993 and 838,686 shares with a fair value of $37,740,870 at December 31, 1992.

In the normal course of events Signet Trust Company, the Trustee, will receive contributions and disburse funds on behalf of the participants of the Plan.

                             Supplemental Schedules

                Signet Banking Corporation Employee Savings Plan

                                  Investments

                               December 31, 1993



                                       Number of
                                       Shares or
                                       Principal                       Fair
                                         Amount          Cost          Value
Fixed Income Fund
  Common Trust Fund
    Signet Trust Company
      Stable Value Fund                 13,383,960    $13,383,960    $13,383,960

  Money Market Fund
    Signet Select Money
    Market Fund, 2.72%                 $13,657,190     13,657,190     13,657,190
  Total Fixed Income Fund                              27,041,150     27,041,150

Equity Fund
  Common Stocks
    Abbott Laboratories                     19,500         77,988        577,688
    Allegheny Power Systems, Inc.           20,000        457,050        530,000
    Allied Signal Inc.                       7,600        549,708        600,400
    American Home Products Corp.            10,000        755,800        647,500
    Amgen Inc.                              10,250        451,000        507,375
    Atlantic Richfield Company               3,000        343,329        315,750
    Bausch & Lomb                           11,700        547,911        599,625
    CSX Corporation                          6,000        417,576        491,250
    Chevron Corporation                      5,000        216,361        435,625
    Chrysler Corporation                     8,000        343,640        426,000
    Circuit City Stores Inc.                20,000        234,193        435,000
    Corestates Financial Corp.              17,000        498,942        444,125
    Crestar Financial Corp.                 14,500        538,312        607,187
    Crown Cork & Seal Inc.                  14,200        502,609        594,625
    Dean Witter Discover & Co.              10,000        424,550        346,250
    Dresser Industries Inc.                 20,000        451,600        415,000
    Eastman Kodak Company                    8,200        500,856        461,250
    Ethyl Corporation                       27,500        518,445        481,250
    Exxon Corporation                        9,500        593,323        599,688
    Federal National Mortgage
      Association                           12,500        686,341        981,250
    First Colony Corp.                      18,699        534,997        474,487
    Ford Motor Company                       8,000        502,640        516,000

                Signet Banking Corporation Employee Savings Plan

                                       Number of
                                       Shares or
                                       Principal                       Fair
                                         Amount          Cost          Value
Equity Fund
  Common Stocks (continued)
    GTE Corporation                        15,000     $   301,477    $   525,000
    General Electric Company                9,500         393,698        996,312
    Home Depot, Inc. (The)                 13,000         155,869        513,500
    Intel Corporation                       7,000         421,750        434,000
    Kansas City Southern Industries         9,000         414,720        463,500
    Kimberly-Clark Corporation             13,500         767,875        700,313
    McCormick & Company (non-voting)       18,000         483,858        443,250
    Mobil Corporation                      10,000         459,385        791,250
    Nicor                                  18,000         550,440        504,000
    Norfolk Southern Corporation            7,000         314,310        493,500
    Pepsico Inc.                           30,000       1,036,785      1,226,250
    Philip Morris Companies, Inc.           9,000         502,920        500,625
    Pitney Bowes Inc.                      15,000         629,803        620,625
    Schering-Plough Corporation             8,500          92,222        582,250
    Sears, Roebuck & Company               15,000         684,319        793,125
    Southern Company                       11,000         500,005        485,375
    Southtrust Corporation                 29,250         593,375        555,750
    Southwestern Bell Corp.                14,200         524,165        589,300
    Sprint Corporation                     13,750         502,975        477,813
    Texaco Inc.                             7,000         428,560        453,250
    Texas Instruments Inc.                  8,500         568,217        539,750
    3-Com Corporation                      12,000         352,520        564,000
    Toll Brothers Inc.                     41,000         611,239        702,125
    Toys R Us                              14,500         543,097        592,687
    Wendy's International, Inc.            36,200         536,846        628,975
    Willamette Industries Inc.             11,500         554,875        569,250
    York International Corp.               18,000         626,940        634,500
                                                       23,699,416     27,867,600

  Money Market Fund
    Signet Select Money Market
      Fund, 2.72%                     $ 1,642,028       1,642,028      1,642,028
    Total Equity Fund                                  25,341,444     29,509,628

                Signet Banking Corporation Employee Savings Plan

                                       Number of
                                       Shares or
                                       Principal                       Fair
                                         Amount          Cost          Value
Company Stock Fund
  Common Stock
    Signet Banking Corporation          1,778,272     $23,219,725   $ 61,794,952

Paysop Fund
  Common Stock
    Signet Banking Corporation             69,199         872,172      2,404,665

Money Market Fund
  Signet Select Money Market
    Fund, 2.72%                        $8,565,855       8,565,855      8,565,855
Total Investments                                     $85,040,346   $129,316,250

                Signet Banking Corporation Employee Savings Plan

              Transactions or Series of Transactions in Excess of
                      5% of the Fair Value of Plan Assets

                          Year ended December 31, 1993


                                        Total          Total Number of
                                        Number            Shares or
                                          of              Principal
                                       Purchases       Amount Purchased
Common Stocks
  Signet Banking Corporation               15                179,004

Money  Market Funds
  Signet Select Money Market Fund         277            $22,746,296
  Nations Money Market Fund               115              9,455,880

                               Total Number
 Total            Total        of Shares or
 Dollar         Number of        Principal      Total Dollar
Value of         Sales or       Amount Sold    Value of Sales
Purchases       Maturities      or Matured      or Maturities      Gain

$ 6,806,078          7              18,552         890,269     $  539,281


 22,746,296        123         $23,050,801      23,050,801
  9,455,880         39           9,670,155       9,670,155